MetLife Advisers, LLC

December 19, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Met Investors Series Trust and Metropolitan Series Fund (Registration Nos. 811-10183 and 811-03618) – Responses to Comments on Preliminary Proxy Statement

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on December 9, 2016, regarding the notice of special meeting of shareholders, form of combined proxy statement of Met Investors Series Trust (“MIST”) and Metropolitan Series Fund (“MSF” and collectively, the “Trusts”) and other proxy materials (the “Proxy Materials”), filed with the Commission on December 2, 2016. The Staff’s comments are summarized below and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the Proxy Materials.

1.

Comment:   In the summary of Proposal II that appears in each of the “Letter to Contract Holders,” the “Notice of Special Meeting of Shareholders” and the “Proxy Statement” sections of the Proxy Materials, please revise the disclosure to clarify which Trust each MLIA Subadvised Portfolio is a series of.

Response: The summary of Proposal II that appears in the each of the above-referenced sections has been revised as follows:

“To approve for each of MetLife Aggregate Bond Index Portfolio, ~~MetLife Multi-Index Targeted Risk Portfolio,~~ MetLife Stock Index Portfolio, MetLife Mid Cap Stock Index Portfolio, Russell 2000® Index Portfolio and MSCI EAFE® Index Portfolio, each a series of MSF, and for MetLife Multi-Index Targeted Risk Portfolio, a series of MIST (the “MLIA Subadvised Portfolios”), each of which is subadvised by MetLife Investment Advisors, LLC (“MLIA”), an affiliate of the Manager, a new subadvisory agreement between the Manager and MLIA with respect to such MLIA Subadvised Portfolio. . .. . ”

2.

Comment:   Please explain supplementally when the changes to the names of the Manager, the Trusts and the Portfolios in connection with the Separation will take effect. If the effective date of the name changes is known by the time of the filing of the definitive Proxy Materials, please specify the effective date in the disclosure describing the name changes.

Response:   The changes to the names of the Manager, the Trusts and the Portfolios in connection with the Separation are expected to be effective on or about March 6, 2017. In response to this comment, the Trusts have revised the disclosure describing Proposals I and II to specify the effective date of the name changes.

3.	Comment: Please provide the series and class identifiers of the MetLife Aggregate Bond Index Portfolio in the definitive Proxy Materials.

Response: The definitive Proxy Materials will include the series and class identifiers for the MetLife Aggregate Bond Index Portfolio.

4.	Comment: In the “Notice of Special Meeting of Shareholders,” please remove the phrase “whether or not you plan to be present at the meeting” from the bolded legend.

Response: The requested change has been made.

5.

Comment:   In the “Board Considerations” section of each of Proposals I and II, please include a discussion of the Board’s consideration of any adverse factors that weighed against approval of the proposal.

Response: The Trusts respectfully submit that the current disclosure of the Board’s considerations under the “Board Considerations” section of each of Proposals I and II satisfies the disclosure requirements of Item 22(c)(11) of Schedule 14A, which requires only that the Trusts “[d]iscuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation . . . [to] approve an investment advisory contract.” Accordingly, no changes to the disclosure have been made.

6.

Comment:   In Proposal I, under the “Information Regarding the Manager” section, please confirm that all information required by Items 22(c)(13) and (14) of Schedule 14A has been provided in the disclosure.

Response:   The Trusts did not pay any commissions to affiliated brokers or any fees to the Manager for non-advisory services during the most recent fiscal year. The Trusts respectfully submit that the existing disclosure meets the requirements of Items 22(c)(13) and (14). Accordingly, no changes to the disclosure have been made.

7.

Comment:   In Proposal II, please consider using defined terms for “Current MLIA Subadvisory Agreement” and “New MLIA Subadvisory Agreement” to differentiate the MLIA Subadvisory Agreements described in Proposal II from the non-MLIA Subadvisory Agreements described in Proposal I.

Response: The requested changes have been made.

8.	Comment: In Proposal II, please provide disclosure in response to Item 22(c)(1) of Schedule 14A with respect to the Current MLIA Subadvisory Agreements.

Response: The requested information in response to Item 22(c)(1) has been provided in Appendix A.

9.

Comment:   In Proposal II, please describe the terms of the New MLIA Subadvisory Agreements and the material differences between the New MLIA Subadvisory Agreements and the Current MLIA Subadvisory Agreements.

Response:   In response to this comment, a summary of the principal terms of each Current MLIA Subadvisory Agreement, which are substantially identical to those of the New MLIA Subadvisory Agreement for each MLIA Subadvised Portfolio, has been added under the heading “Comparison of Current MLIA Subadvisory Agreement and New MLIA Subadvisory Agreement” in Proposal II.

10.

Comment:   In Proposal II, please provide information regarding the affiliated subadviser of the Trusts (i.e., name, address, and principal occupation of the principal executive officers and each director of MLIA) in accordance with Item 22(c)(2) of Scheduled 14A.

Response: In response to this comment, the disclosure under the heading “Information Regarding the Affiliated Subadviser” has been replaced with the following:

“MLIA is a Delaware limited liability company. MetLife owns all of the voting interests and is the sole member of MLIA. The member’s interest in MLIA entitles the member to all profits and losses attributable to MLIA. Steven J. Goulart is the President of MLIA. Richard Leist, Robert Merck, Joseph Pollaro and Bradley Rhoads are members of MLIA’s Board of Managers. Hugh McCrory, Michael Yick and John McCallion are officers of MLIA. Mr. McCrory is the Secretary of MLIA and his principal occupation is Senior Vice President and Chief Legal Officer of MLIA. Mr. Yick is Chief Financial Officer of MLIA and Mr. McCallion is Treasurer of MLIA.

The address of Mr. Goulart is One MetLife Way, Whippany, NJ 07981. The address of MLIA is One MetLife Way, Whippany, NJ 07981.”

11.	Comment: With respect to Proposal III, please clarify that the shareholders of the Portfolios “of each Trust” will vote together as a single class.

Response: In response to the comment, the second sentence of the last paragraph of “The Proposals” section of the “Proxy Statement” will be revised as follows:

“With respect to Proposal III, the shareholders of the Portfolios of each Trust will vote together as a single class.”

12.

Comment:   In Proposal III, please specify in the “Board Oversight of Trust Risk” section whether the Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, as required by Item 22(b)(14). Please also confirm that all other information required by Item 22(b)(14) has been provided.

Response: In response to the comment, the second sentence of the first paragraph of the “Standing Committees of the Board” section will be revised as follows:

“Each Trust has established a standing Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, consisting of all of the Independent Trustees.”

The Trusts confirm that the other information required by Item 22(b)(14) is provided in the “Standing Committees of the Board” section.

13.

Comment:   In Proposal III, please furnish the information required by Item 22(b)(13) for each of the three highest-paid officers of the Trusts that have aggregate compensation from the Trusts for the most recently completed fiscal year in excess of $60,000.

Response:   The Trusts respectfully submit that the officers of the Trusts are paid by the Manager and not by the Trusts. Accordingly, no disclosure is required by Item 22(b)(13), and no changes to the disclosure have been made.

14.	Comment: Under the heading “Voting Process” in the “Other Information” section, please delete the last sentence of the first paragraph, which states: “Other outstanding Portfolio shares are not attributable to contracts, because such shares are held in a separate account that is not registered as an investment company.”

Response: The requested change has been made.

15.

Comment:   Under the “Independent Registered Public Accounting Firm” section, please reformat the tables and recalculate the combined fees billed by the accounting firm for audit and audit-related services to reflect the amount paid by each Trust.

Response: The requested change has been made.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-578-4036.

Very truly yours,

/s/ Michael P. Lawlor

Michael P. Lawlor, Esq

Assistant Secretary

Met Investors Series Trust and Metropolitan Series Fund

cc:

Brian D. McCabe, Esq.

Jeremy C. Smith, Esq.

Nathan D. Somogie, Esq.